Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Reporting Issuer

Hut 8 Mining Corp. (“Hut 8” or the “Company”)
24 Duncan Street, Suite 500

Toronto, Ontario
M5V 2B8

Item 2:	Date of Material Change

January 20, 2022 and January 31, 2022

Item 3:	News Release

The news releases with respect to the material changes referred to in this material change report were disseminated by the Company through a recognized newswire on January 20, 2022 and January 31, 2022, respectively, and were subsequently filed under the Company’s profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Item 4:	Summary of Material Change

On January 20, 2022, Hut 8 announced that it had entered into a definitive agreement to purchase the cloud and colocation data center business (the “Data Center Business”) from TeraGo Inc. (the “Acquisition”).

On January 31, 2022, Hut 8 announced that it had completed the Acquisition.

Item 5:	Full Description of Material Change

On January 20, 2022, Hut 8 announced that it had entered into a definitive agreement in respect of the Acquisition.

On January 31, 2022, Hut 8 announced that it had completed the Acquisition.

About the Data Center Business

The Acquisition consists of five data centers across Canada with a comprehensive information technology offering that includes a complete selection of scalable cloud services. The Data Center Business spans from Toronto to Vancouver with over 36,000 square feet of geo-diverse data center space. Existing saleable power capacity totals 4.1 MW, with a further 1.5 MW of expansion capacity available within existing shelf space in the Kelowna location. Hut 8 is acquiring customers, employees and a diverse product offering as part of the acquisition.

Transaction Rationale

The Acquisition provides the following benefits to Hut 8:

•	Enhances diversification profile by establishing a broad high performance computing platform with recurring revenues and a stable cash flow profile;

•	Establishes a platform with approximately 400 commercial customers, across a variety of industry verticals including gaming, visual effects and government agencies, enabling Hut 8 to become the only digital asset miner with enterprise grade data center capabilities;

•	Provides exposure to secular tailwinds supporting the growth of the resilient data center sector and capitalizes on the acceleration of existing digitalization trends;

•	Creates a platform for the development of applications and services to underserved markets and customers in the growing digital asset, blockchain, gaming and web 3.0 industries;

•	Accelerates Hut 8’s ability to address the need for HPC (High Performance Computing) and GPU (Graphics Processing Units) compute;

•	Addition of more than 30 experienced data center professionals with enterprise grade data center expertise to enhance our existing core mining operations and team; and

•	Provides access to operating sites which are connected to electrical grids powered by significant renewables and emissions-free resources.

Transaction Details

Under the terms of the definitive purchase agreement, consideration payable to TeraGo Inc. consisted of C$30 million, which was funded from existing cash on the Company’s balance sheet. Hut 8 will retain substantially all current Data Center Business employees.

Item 6:	Reliance on Subsection 7.1(2) of National Instrument 51-102–Continuous Disclosure Obligations

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

The following senior officer of the Company is knowledgeable about the material change and this material change report, and may be contacted as follows:

Jaime Leverton, Chief Executive Officer
Telephone: (647) 521-7433

Email: info@hut8mining.com

Item 9:	Date of Report

January 31, 2022

Forward Looking Information

This material change report includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, "forward-looking information"). All information, other than statements of historical facts, included in this material change report that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company's businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "allow", "believe", "estimate", "expect", "predict", "can", "might", "potential", "predict", "is designed to", "likely" or similar expressions and includes, among others, statements regarding high-performance computing, a new line of business, transformative growth opportunities and diversification, the Company's ability to expand on existing saleable power, the Company's ability to attract new customers and retain existing customers, the Company's ability to provide strong recurring revenues and stable cash flows, the Company's ability to capture growth and market share, the Company's ability to innovate and capture customers in the underserved high performance compute, blockchain, and web 3.0 industries, acceleration of the Company's ability to address the need for HPC (High Performance Computing) and GPU (Graphics Processing Units) compute, the Company's exposure to secular tailwinds supporting the growth of the resilient data center sector, the Company's ability to capitalize on the acceleration of existing digitalization trends, the Company's ability to retain substantially all key employees, and the Company's ability to access operating sites which are connected to grids powered by significant renewables and emissions- free resources .

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Hut 8 as of the date of this material change report, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including the benefits derived by Hut 8 from the Acquisition, the successful integration of the Data Centre Business, the future performance development and expansion of the Data Centre Business, the ability to retain and grow the customers of the Data Centre Business, expected synergies of the Data Centre Business, availability of power on acceptable terms, the impact of general economic conditions on the Company and the Data Centre Business, the impact of general economic conditions on the Company, industry conditions, currency fluctuations, taxation, regulation, changes in tax or other legislation, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility, political and geopolitical instability and the Company's ability to access sufficient capital from internal and external sources. The foregoing and other risks are described in greater detail in the "Risk Factors" section of the Company's Annual Information Form dated March 25, 2021, which is available on www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect Hut 8; however, these factors should be considered carefully, and you should not place undue reliance on any forward-looking information. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking information contained in this material change report are made as of the date of this material change report, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or circumstances, or otherwise, except as required by law. New factors emerge from time to time, and it is not possible for Hut 8 to predict all of these factors or to assess in advance the impact of each such factor on Hut 8's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking information. The forward-looking information contained in this material change report is expressly qualified by this cautionary statement.